                                      UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC 20549

                                         __________

                                         FORM 11-K

                            FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                            PURCHASE, SAVINGS AND SIMILAR PLANS
                              PURSUANT TO SECTION 15(d) OF THE
                              SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

                                             OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

                               Commission File Number 1-9936

                                 EDISON 401(K) SAVINGS PLAN
                                  (Full Title of the Plan)

                                    EDISON INTERNATIONAL
                                      (Name of Issuer)

            2244 Walnut Grove Avenue (P.O. Box 800), Rosemead, California 91770
                          (Address of principal executive office)

Page

                                                          Edison 401(k) Savings Plan

                                                                 Financial Statements and
                                                                    Supplemental Schedule
                                                     As of December 31, 2007 and 2006 and
                                                     for the Year Ended December 31, 2007

Page i

                                                         Edison 401(k) Savings Plan

                                                                 Financial Statements and
                                                                    Supplemental Schedule
                                                     As of December 31, 2007 and 2006 and
                                                     for the Year Ended December 31, 2007

                                                                  Edison 401(k) Savings Plan

                                                                                    Contents

            Report of Independent Registered Public Accounting Firm         3

            Financial Statements

               Statements of Net Assets Available for Plan Benefits as of
                  December 31, 2007 and 2006                                4

               Statement of Changes in Net Assets Available for Plan
                  Benefits for the Year Ended December 31, 2007             5

               Notes to Financial Statements                              6-19

            Supplemental Schedule

               Schedule I:  Form 5500 - Schedule H - Line 4i -
                  Schedule of Assets (Held at End of Year) as of
                     December 31, 2007                                  20-22

            Consent of Independent Registered Public Accounting Firm   Exhibit 23

            Note: All  schedules  other than that listed above have been  omitted  since the information is either disclosed  elsewhere in the financial  statements or not required by 29 CFR  2520.103-10 of the Department of Labor's Rules and
                  Regulations  for Reporting and  Disclosure  under the Employee  Retirement
                  Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Southern California Edison Company
  Benefits Committee
Rosemead, California

We have audited the  accompanying  statements  of net assets  available for plan benefits of the Edison  401(k)  Savings  Plan (the  "Plan") as of December  31,  2007 and 2006,  and the
related  statement of changes in net assets  available  for plan benefits for the year ended
December 31, 2007.  These financial  statements and the  supplemental  schedule  referred to below are the responsibility of the Plan's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance  with the standards of the Public  Company  Accounting
Oversight  Board  (United  States).  Those  standards  require  that we plan and perform the audit to obtain  reasonable  assurance  about whether the financial  statements  are free of material  misstatement.  The Plan is not  required to have,  nor were we engaged to perform,
an  audit  of  its  internal  controls  over  financial   reporting.   Our  audits  included
consideration  of internal  control over financial  reporting as a basis for designing audit procedures that are appropriate in the circumstances,  but not for the purpose of expressing an opinion on the  effectiveness  of the Plan's internal  control over financial  reporting.
Accordingly we express no such opinion. An audit also includes  examining,  on a test basis, evidence supporting the amounts and disclosures in the financial  statements,  assessing the accounting  principles  used  and  significant  estimates  made  by  management,  as well as evaluating  the  overall  financial  statement  presentation.  We  believe  that our  audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements referred to above present fairly, in all material respects,  the net assets  available for plan benefits as of December 31, 2007 and 2006, and the changes in net assets  available for plan benefits for the year ended  December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits  were  performed  for the  purpose  of forming an opinion on the basic  financial statements taken as a whole.  The  supplemental  schedule of assets (held at end of year) as of  December 31,  2007 is  presented  for the purpose of  additional  analysis  and is not a required part of the basic financial  statements but is supplementary  information  required by the Department of Labor's Rules and  Regulations  for Reporting and Disclosure  under the
Employee  Retirement  Income  Security  Act of  1974.  The  supplemental  schedule  has been subjected  to  the  auditing  procedures  applied  in our  audits  of  the  basic  financial statements  and, in our opinion,  is fairly  stated in all material  respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP
Costa Mesa, California

June 13, 2008

                                                                 Edison 401(k) Savings Plan

                                        Statements of Net Assets Available for Plan Benefits

December 31,                                               2007          2006
-------------------------------------------------------------------------------

                                                            (in 000's)
Assets

Cash                                               $      3,166   $    18,434

Investments, at fair value                            3,812,143     3,403,896

Receivables
  Dividends receivable                                    9,533         6,927
  Interest receivable                                     2,181         1,933
  Profit sharing receivable                               4,784         3,937
  Receivable from brokers                                 5,579           892
-------------------------------------------------------------------------------

  Total receivables                                      22,077        13,689
-------------------------------------------------------------------------------

Total assets                                          3,837,386     3,436,019
-------------------------------------------------------------------------------

Liabilities
  Payable to brokers and others                          31,213        13,337
-------------------------------------------------------------------------------

Total liabilities                                        31,213        13,337
-------------------------------------------------------------------------------

Net assets available for plan benefits              $ 3,806,173   $ 3,422,682
-------------------------------------------------------------------------------

                                       See accompanying notes to financial statements.

                                                                 Edison 401(k) Savings Plan

                              Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,                                                 2007

                                                                     (in 000's)
Additions

Investment income

  Dividends                                                        $   28,191
  Interest                                                             30,509
  Net appreciation in fair value of investments                       330,511
                                                                      389,211

Less:  Management fees                                                    641

Net investment income                                                 388,570

Contributions
  Employer contributions, net of forfeitures                           74,240
  Participant and rollover contributions                              146,166

Total net contributions                                               220,406

Total additions                                                       608,976

Deductions

  Distributions to participants                                       225,468
  Loans in default                                                         17

Total deductions                                                      225,485

Net increase                                                          383,491

Net assets available for plan benefits
  Beginning of year                                                 3,422,682

  End of year                                                     $ 3,806,173

                           See accompanying notes to financial statements.

                                                                  Edison 401(k) Savings Plan

                                                               Notes to Financial Statements

1.    Plan Description  The following  description of the Edison 401(k) Savings
                        Plan (the Plan),  provides  only  general  information.
                        The Plan  sponsor  is the  Southern  California  Edison
                        Company (the Plan Sponsor).  Participants  should refer
                        to the summary plan  description and plan document,  as
                        amended,  for a more complete description of the Plan's
                        provisions.

                        Nature of Plan

                        Eligibility

                        The Plan is a  defined-contribution  plan with a 401(k)
                        feature,  in which  qualifying  full-time and part-time
                        employees  of Edison  International  (the  Company) and
                        many  of  its  subsidiary  companies  are  eligible  to
                        participate.  The Plan is subject to the  provisions of
                        the  Employee  Retirement  Income  Security Act of 1974
                        (ERISA).   An   employee,   as   defined  by  the  Plan
                        document,  is  eligible  to  participate  in  the  Plan
                        immediately upon employment.

                        Contributions

                        Subject  to  statutory  limits,  all  participants  may
                        defer up to 84 percent of eligible  pay.  Participating
                        employers  provide  matching  contributions  up to  6.0
                        percent  of  a  participant's   eligible  pay.  Certain
                        participating  subsidiaries also provide a fixed profit
                        sharing  contribution  of 3.0 percent of  eligible  pay
                        each  pay  period  and  a   variable   profit   sharing
                        contribution  annually (if certain business  objectives
                        are  reached)  to  eligible  employees.  The Plan  also
                        accepts  rollover  contributions  from other  qualified
                        plans.

                        Vesting

                        Participants  immediately  vest in their  contributions
                        plus actual earnings  thereon.  Employer  contributions
                        plus  actual  earnings  thereon  vest  at a rate  of 20
                        percent  per  year.  After  five  years of  service  or
                        reaching  age 65,  all  existing  and  future  employer
                        contributions are fully vested.

                                                      Edison 401(k) Savings Plan

                                                   Notes to Financial Statements (Continued)

1.    Plan Description  Forfeitures
      (Continued)

                        At  December 31,  2007, and 2006, the unused portion of
                        forfeited   non-vested   accounts  totaled  $5,301  and
                        $9,928,  respectively.   These  accounts  are  used  to
                        reduce  future  employer  contributions.  During  2007,
                        employer  contributions  were reduced by $574,456  from
                        forfeited non-vested accounts.

                        Plan Trust

                        Plan  assets are held in trust with State  Street  Bank
                        and Trust  Company  (the  Trustee)  for the  benefit of
                        participants  and  their   beneficiaries.   The  mutual
                        covenants  to which the Plan  Sponsor  and the  Trustee
                        agree are disclosed in the trust agreement  between the
                        Plan Sponsor and the Trustee.

                        Plan Administration

                        The Plan is  administered  by the  Southern  California
                        Edison   Company    Benefits    Committee   (the   Plan
                        Administrator).  Hewitt  Associates  LLC is the  Plan's
                        record keeper.  As of  December 31,  2007 and 2006, the
                        Plan   provided   investment   choices  in  45  and  47
                        investment  funds,  respectively.  The Plan provides to
                        participants a detailed  description of each investment
                        fund  choice  and  lists  the   respective   investment
                        manager.

                        Administrative and Investment Expenses

                        The Plan  Sponsor  pays the cost of  administering  the
                        Plan,  including  fees and  expenses of the Trustee and
                        record  keeper.  The fees,  taxes  and  other  expenses
                        incurred  by the  Trustee  or  investment  managers  in
                        making  investments  are  paid  out of  the  applicable
                        investment   funds.   These   expenses   also   include
                        brokerage   fees  for  sales  or  purchases  of  Edison
                        International  Common  Stock  on the  open  market.  No
                        additional  costs are incurred in connection with sales
                        of Edison  International  Common Stock within the trust
                        or the transfer of assets between funds.

1.    Plan Description  Mutual  funds pay fees to the Plan  record  keeper  for
      (Continued)       administrative  services  to  participants  that  would
                        otherwise  have to be  provided  by the  mutual  funds.
                        The  majority  of  fees  received  by the  Plan  record
                        keeper  are  used to  reduce  the  record  keeping  and
                        communication  expenses  of the  Plan  paid by the Plan
                        Sponsor.    See   Note   7   for   a   discussion    of
                        party-in-interest transactions.

                        Participant Accounts

                        Each   participant   account   is   adjusted   for  the
                        participant's     contribution,      the     employer's
                        contribution,   if  applicable,   and   allocations  of
                        investment      earnings/losses.      Allocation     of
                        earnings/losses   and  expenses  is  based  on  account
                        balances.   The  benefit  to  which  a  participant  is
                        entitled is the benefit  that can be provided  from the
                        vested portion of the participant's account.

                        Participant Loans

                        Participants  may borrow from their account,  a minimum
                        of  $1,000  to  a  maximum  of  $50,000,  with  certain
                        restrictions.   Loan  transactions  are  treated  as  a
                        transfer  from  (to)  the  investment  fund  to  (from)
                        participant  loans.  Loan terms  range from one to four
                        years for general  purpose  loans or up to 15 years for
                        the  purchase  of  a  primary  residence.   Loans  bear
                        interest  at  prime  rate  plus one  percent.  Interest
                        rates on  outstanding  loans range from  5.0 percent to
                        10.5 percent  as of December  31, 2007.  Principal  and
                        interest are paid ratably through  payroll  deductions.
                        Some separated  participants may repay loan obligations
                        directly,   rather  than  through  payroll  deductions.
                        Participant    loans    amounted    to    approximately
                        $64,755,000  and  $61,821,000  as of December 31, 2007,
                        and 2006, respectively.

1.    Plan Description  Distribution to Participants
      (Continued)
                        Account   balances   are   distributed   as   soon   as
                        practicable after a participant dies,  becomes entitled
                        to a  distribution  and  requests  a  distribution,  or
                        terminates   employment  with  an  account  balance  of
                        $5,000  or  less.   Participants  may  otherwise  delay
                        distribution,   subject  to  the  minimum  distribution
                        requirements   under  Internal   Revenue  Code  Section
                        401(a)(9).   Participants   may   choose  a  lump  sum,
                        partial   distribution   or  an  installment   form  of
                        payment.  Participants  who terminate  employment on or
                        after January 28, 2005,  with a vested account  balance
                        greater  than  $1,000  but less than or equal to $5,000
                        will have their vested  account  balance  automatically
                        rolled over to  individual  retirement  accounts  (IRA)
                        selected  by  the  Chair  or   Secretary  of  the  Plan
                        Administrator,  unless the  participants  make a timely
                        distribution election.

                        Profit Sharing

                        Certain  non-represented  employees  of Edison  Mission
                        Group  Inc.'s  (EMG)  participating   subsidiaries  are
                        eligible for two types of profit sharing contributions:

                        (i)    Fixed profit  sharing  is  comprised  of  a  3.0
                               percent  profit  sharing  contribution  each pay
                               period  to  the  Plan  on  behalf  of   eligible
                               employees.  Fixed profit  sharing  contributions
                               in 2007 amounted to $2,361,076.

                        (ii)   Variable  profit  sharing  is  comprised  of  an
                               additional  annual profit  sharing  contribution
                               to the Plan on behalf of eligible  employees  if
                               certain   business   objectives   are   reached.
                               Variable  profit sharing  contributions  made in
                               2008  for the  2007  plan  year  were  6.25%  of
                               eligible  earnings for  eligible  EMG  employees
                               for a total  amount of  $4,783,683.  Such amount
                               is presented as "Profit  sharing  receivable" on
                               the  Statement of Net Assets  Available for Plan
                               Benefits as of December 31, 2007.

2.    Summary of        Basis of Accounting
      Significant
      Accounting        The financial  statements  are presented on the accrual
      Policies          basis of accounting and in conformity  with  accounting
                        principles  generally  accepted in the United States of
                        America  (U.S.A.)  applicable to employee benefit plans
                        and ERISA.

                        Use of Estimates

                        The  preparation of financial  statements in conformity
                        with accounting  principles  generally  accepted in the
                        United  States of America  requires  management to make
                        estimates  and  assumptions  that  affect the  reported
                        amounts of assets,  liabilities,  and changes  therein,
                        and  disclosure of contingent  assets and  liabilities.
                        Actual  results  could  differ  materially  from  those
                        estimates.

                        Risks and Uncertainties

                        The Plan's  investment in Edison  International  common
                        stock  amounted  to  approximately  $1,185,905,000  and
                        $1,066,948,000  as of  December  31,  2007,  and  2006,
                        respectively.      Such     investments     represented
                        approximately  31 percent of the Plan's total assets as
                        of  December  31,  2007,   and  2006.   For  risks  and
                        uncertainties  regarding  investment  in the  Company's
                        common stock,  participants  should refer to the annual
                        report on Form 10-K for the period  ended  December 31,
                        2007,  and the  quarterly  report  on Form 10-Q for the
                        period ended March 31, 2008,  of Edison  International,
                        and its affiliate entities listed below:

                             Southern California Edison Company
                             Edison Mission Energy
                             Midwest Generation, LLC
                             EME Homer City Generation L.P.

2.    Summary of        The  Plan   provides   for  various   funds  that  hold
      Significant       investment   securities.   Investment   securities  are
      Accounting        exposed  to  various  risks  such  as  interest   rate,
      Policies          market,  and  credit  risk.  Due to the  level  of risk
      (Continued)       associated with certain  investment  securities and the
                        level of  uncertainty  related  to changes in the value
                        of  investment  securities,  it is at least  reasonably
                        possible  that  changes  in risk in the near term would
                        materially  affect  participants'  account balances and
                        the  amounts  reported  in  Statements  of  Net  Assets
                        Available  for  Plan  Benefits  and  the  Statement  of
                        Changes in Net Assets Available for Plan Benefits.

                        The Plan  participates  in various  investment  options
                        that comprise  securities of foreign  companies,  which
                        involve special risks and  considerations not typically
                        associated  with investing in U.S.A.  companies.  These
                        risks include devaluation of currencies,  less reliable
                        information   about   issuers,   different   securities
                        transaction  clearance and  settlement  practices,  and
                        possible adverse  political and economic  developments.
                        Moreover,  securities  of many  foreign  companies  and
                        their  markets may be less liquid and their prices more
                        volatile   than   securities   of   comparable   U.S.A.
                        companies.

                        Investment Valuation and Income Recognition

                        The  Plan's  investments  are  stated at fair  value or
                        estimated  fair  value.  Investments  in  mutual  funds
                        valued at quoted market prices  represent units held by
                        the  Plan  at  year  end.  Investments  in  the  common
                        collective  funds  invest in  premixed  portfolios  and
                        institutional  funds (see Note 4).  Investments  in the
                        common  collective  funds are valued at net asset value
                        of  shares  held  by  the  Plan  at  year-end.   Edison
                        International  Common  Stock is  valued  at its  quoted
                        market  price  at  year-end.   Participant   loans  are
                        valued  at  cost,   which   approximates   fair  value.
                        Purchases  and sales of  securities  are  recorded on a
                        trade-date  basis.  Interest  income is recorded on the
                        accrual   basis.   Dividends   are   recorded   on  the
                        ex-dividend date.

2.    Summary of        Participant  loans that are in default as  provided  in
      Significant       the plan document,  are treated as deemed distributions
      Accounting        for tax purposes and also  reported as such in the Form
      Policies          5500.   Management  has   determined   these  loans  in
      (Continued)       default as  uncollectible.  For the year ended December
                        31, 2007,  $16,608 of participant loans in default were
                        deemed  to  be  uncollectible  and  written-off.   Such
                        amount  is   included   as  loans  in  default  in  the
                        Statement of Changes in Net Assets  Available  for Plan
                        Benefits.

                        Net  Appreciation  (Depreciation)  in  Fair  Value  of
                        Investments

                        Realized and unrealized appreciation  (depreciation) in
                        the  fair  value  of   investments   is  based  on  the
                        difference  between the fair value of the assets at the
                        beginning  of the year,  or at the time of purchase for
                        assets  purchased during the year, and the related fair
                        value on the day  investments  are sold with respect to
                        realized  appreciation  (depreciation),  or on the last
                        day   of   the   year   for   unrealized   appreciation
                        (depreciation).

                        Distributions to Participants

                        Distributions  to  participants,  other than loans, are
                        recorded when paid.

                        New Accounting Pronouncements

                        In  September  2006,  the  FASB  issued   Statement  of
                        Financial  Accounting Standards  No. 157,  "Fair Value
                        Measurements"   ("SFAS   No. 157").  SFAS  No. 157
                        clarifies  the  definition  of  fair
                        value, establishes a framework for  measuring fair value
                        and expands the  disclosures  on  fair  value
                        measurement.  SFAS No. 157 is effective  for  financial
                        statements  issued for  fiscal  years  beginning  after
                        November  15,  2007.  The Plan Sponsor does not believe
                        the  adoption  of SFAS  No.  157 will  have a  material
                        impact on the Plan's financial statements.

                        In  February  2007,   the  FASB  issued   Statement  of
                        Financial  Accounting  Standards  No.  159,  "The  Fair
                        Value  Option  for   Financial   Assets  and  Financial
                        Liabilities - Including an Amendment of FASB  Statement
                        No.  115"  ("SFAS  No.  159").  SFAS No.  159
                        provides an  option  to  report financial
                        assets and liabilities at fair value, with
                        changes in fair value recognized in earnings.  SFAS No. 159 is effective for fiscal years  beginning after November
                        15,  2007.  The  Plan  Sponsor  does  not  believe  the
                        adoption  of SFAS No. 159 will have a  material impact
                        on the Plan's financial statements.

3.   Investment         The Trustee invests contributions in accordance with
     Elections          participant instructions.

                        Participants  may elect changes to their investment mix
                        effective    each    business    day,    with   certain
                        restrictions.  The Plan  imposes  a  seven-day  trading
                        restriction for most  participants  that applies to all
                        funds  except  the  Edison  International  Stock  Fund.
                        Reallocation  elections  are also  subject  to  trading
                        restrictions,   redemption   fees,  or  other  measures
                        imposed by investment fund managers.  Participants  may
                        effect  changes  to  their  deferral   percentages  and
                        deferral  investment  elections  coincident  with their
                        pay frequency.

4.    Investment        The  transfer of a  participant's  investment  from one
      Options           fund to any other fund is based on the net asset  value
                        of the units  allocated to the  participant's  account,
                        as of close of market on the date of transfer.

                        As of December 31, 2007, all participants  were able to
                        choose from among 45 investment fund  offerings.  These
                        investment funds consisted of the following:

                        o   Three  Pre-mixed  Portfolios - Funds are invested
                            in portfolios which include U.S.  stocks,  non-U.S.
                            stocks and corporate and government bonds;

                        o   Six  Institutional  Funds - Funds are invested in
                            a broad  selection  of  asset  classes;  large  and
                            small U.S. stocks (including  Edison  International
                            Common  Stock),  non-U.S.  stocks and fixed  income
                            instruments; and

                        o   Thirty Six Mutual  Funds - Funds are  invested in
                            a variety  of retail  mutual  funds  from  multiple
                            asset classes.

                        The  Plan  Sponsor's  Trust  Investment  Committee  may
                        direct the Trustee to establish  new  investment  funds
                        or  discontinue  existing  ones as well as  change  the
                        investment    medium   for   each   investment    fund.
                        Participants   should   refer  to  the   summary   plan
                        description  for a  more  complete  discussion  of  the
                        various investment options.

5.    Investments       The following  presents  investments  that  represent 5
                        percent or more of the Plan's net assets:

                      December 31,                               2007      2006
                      ----------------------------------------------------------
                                                                (in 000's)

                      Investments at Fair Value as
                        Determined by Quoted Market
                        Prices:

                          Edison International Common
                            Stock Fund, 22,157,661 and
                            23,451,326 shares,
                            respectively (See Note 7)     $ 1,226,225 $1,087,517

                          Other - Mutual funds (less
                            than 5%)                         1,116,180   999,863
                      ----------------------------------------------------------
                                                            2,342,405  2,087,380
                      ----------------------------------------------------------

                       Investments at Estimated Fair Value:

                          State Street Bank & Trust Co.
                            - Money Market Fund,
                            477,135,798 and 399,414,465
                            units, respectively (See
                            Note 7)                           477,136    399,414

                          BZW Barclay's Global
                            Investors - Common Stock
                            Fund, 7,804,835 and
                            7,887,385 units,
                            respectively                      362,483    347,124

                          Other - Frank Russell Trust
                            Company Funds (less than 5%)      565,364    508,157

                          Participant Loans (less than 5%)     64,755     61,821
                      ----------------------------------------------------------
                                                           1,469,738   1,316,516
                      ----------------------------------------------------------

                      Total Investments                  $ 3,812,143  $3,403,896
                      ----------------------------------------------------------

5.    Investments      During 2007,  the Plan's  investments  (including  gains
      (Continued)      and losses on  investments  bought and sold,  as well as
                       held during the year) appreciated in value as follows:

                       Net Appreciation in Fair Value of Investments:

                       December 31,                                      2007
                       ------------------------------------------------------
                                                                    (in 000's)
                       Investments at Fair Value as
                        Determined by Quoted Market Prices

                          Edison International Common Stock Fund  $  177,410
                          Mutual Funds                                92,372
                       -----------------------------------------------------

                                                                     269,782

                       Investments at Estimated Fair Value
                          Common Collective Funds                     60,729
                       -----------------------------------------------------

                       Net appreciation in fair value of
                        investments                               $  330,511
                       -----------------------------------------------------

6.    Reconciliation   The  following  is  a  reconciliation  of  net  assets
      of Financial     available for plan benefits per the financial
      Statements to    statements to the Form 5500:
      Form 5500
                       December 31,                   2007               2006
                       ------------------------------------------------------
                                                   (in 000's)

                       Net assets available for
                          plan benefits per the
                          financial statements      $ 3,806,173   $ 3,422,682
                       Less: Amounts allocated
                          to withdrawing
                          participants                      991         1,244
                      -------------------------------------------------------

                        Net assets available for
                          plan benefits per the Form
                          5500                      $ 3,805,182   $ 3,421,438
                      -------------------------------------------------------

6.   Reconciliation    The  following is a  reconciliation  of benefits paid to
     of Financial      participants per the financial statements to the Form
     Statements        5500:
     to Form 5500
     (Continued)        December 31,  2007
                        ------------------------------------------------------
                                                                     (in 000's)

                        Benefits paid to participants per the
                          financial statements                  $      225,468
                        Add: Amounts allocated to
                          withdrawing participants at
                          December 31, 2007                                991
                        Less: Amounts allocated to
                          withhdrawing participants at
                          December 31, 2007                              1,244
                      --------------------------------------------------------

                        Benefits paid to participants
                          per the Form 5500                     $      225,215
                      --------------------------------------------------------
                        Amounts   allocated  to  withdrawing   participants  are
                        recorded on the Form 5500 for  benefit  claims that have
                        been   processed  and  approved  for  payment  prior  to
                        December 31 but not paid as of that date.

7.    Party-In-Interest The Money  Market  Fund is managed by State  Street Bank
      Transactions      and Trust  Company,  which  also  serves  as the  Plan's
                        Trustee.  Fees earned by the Trustee in its  capacity as
                        fund  manager  for the Plan were  $486,470  for 2007 and
                        were  reported as  management  fees on the  Statement of
                        Changes in Net Assets Available for Plan Benefits.

7.   Party-In-Interest  The Plan's  investment  options  include  the  Company's
     Transactions       Common  Stock  as a  fund  option.  See  Note  2  for  a
     (Continued)        discussion  of the  amount of the Plan's  investment  in
                        the Company's  Common Stock.  In addition,  State Street
                        Global  Advisors,  an affiliate of State Street Bank and
                        Trust Company,  is the investment  manager of the Edison
                        International  Common  Stock Fund.  Fees earned by State
                        Street   Global   Advisors   in  its   capacity  as  the
                        investment  manager of the Edison  International  Common
                        Stock Fund were  $155,232 for 2007 and were  reported as
                        management  fees  on the  Statement  of  Changes  in Net
                        Assets Available for Plan Benefits.

                        Fees paid by the Plan  Sponsor  for  administrative  and
                        other  services  rendered  to the  Plan  were  based  on
                        customary  rates  for  such  services.   Various  mutual
                        funds  offered  as   investment   options  in  the  Plan
                        transfer  to  Hewitt   Associates,   the  Plan's  record
                        keeper,  certain shareholder  servicing and distribution
                        services  fees  they  charge  to Plan  participants  who
                        invest in the mutual funds (these shareholder  servicing
                        and  distribution   service  fees  are  charged  to  all
                        investors  in  the  mutual  funds).   These  transferred
                        fees,  which totaled  $1,827,309 for 2007,  were used to
                        reduce  Hewitt  Associates'  charge to the Plan  Sponsor
                        for services Hewitt Associates provided to the Plan.

                        See  Note 1 for a  discussion  of the  Plan's  loans  to
                        participants   and  Note  2  for  a  discussion  of  the
                        participant loans in default.

8.    Plan Termination  Although it has not expressed  intent to do so, the Plan
                        Sponsor has the right under the Plan to discontinue  its
                        contributions  at any  time  and to  terminate  the Plan
                        subject  to the  provisions  of  ERISA.  In the event of
                        Plan termination,  participants will become fully vested
                        in  their  accounts.   The  Trust  will  continue  after
                        termination   until   all   Trust   assets   have   been
                        distributed to participants and their beneficiaries.

9.    Tax Status        The  Internal   Revenue   Service  has   determined  and
                        informed  the Plan  Sponsor  by a letter  dated  May 22,
                        2002,  that  the  Plan  and  related  trust  as  amended
                        through  November 29, 2001,  are designed in  accordance
                        with  the  applicable   qualification  sections  of  the
                        Internal  Revenue Code (IRC).  The Plan has been amended
                        since receiving the determination  letter.  However, the
                        Plan  Administrator  believes that the Plan, as amended,
                        is   designed   in   compliance   with  the   applicable
                        qualification  requirements  of the  IRC.  In  addition,
                        the Plan  Administrator  is not aware of any operational
                        issues that will prevent the  continuation of the Plan's
                        qualified tax status.

10.   Employee Stock    The Edison  International  Common Stock Fund constitutes
      Ownership Plan    an  employee  stock  ownership  plan that allows for the
                        current  distribution of dividends to all  participants.
                        Such  distributions  amounted to $4,989,803 for the year
                        ended  December  31, 2007.  On December  20,  2007,  the
                        board of  directors of Edison  International  declared a
                        common  stock  dividend  of $0.305 per share  payable on
                        January 31, 2008,  to the  shareholders  of record as of
                        December 31,  2007.  As the record date was at year end,
                        dividend   income  of  $0.305  per  share  amounting  to
                        $6,609,247   was  accrued  and   included  in  dividends
                        receivable in the accompanying  financial  statements at
                        December 31, 2007.

                                                                  Edison 401(k) Savings Plan

                                              Schedule I:  Form 5500 - Schedule H - Line 4i-
                            Schedule of Assets (Held at End of Year) as of December 31, 2007

                                                                            EIN:  95-1240335
                                                                            Plan Number: 002

(a)         (b)                           (c)                   (d)       (e)
                                                                        Current
     Identity of         Description of Investment Including   Cost**    Value
     Issuer,             Maturity Date, Rate of Interest, Par          (in 000's)
     Borrower,           or Maturity Value
     Lessor, or
     Similar Party

     Edison International Common Stock Fund

 *   Edison              Common Stock - No Par Value                  $ 1,185,905
     International

 *   State Street        Short Term Investment Fund                        40,320
     Bank & Trust Co.

                         Total Edison International Common              1,226,225
                           Stock Fund

     Money Market Fund

 *   State Street        Money Market Fund - Collective                   477,136
     Bank & Trust Co.      Investment in the State Street
                           Bank Short-Term Income Fund

     Common
     Collective Funds

     BZW Barclay's       Common Stock Fund - Collective                   362,483
     Global Investors      Investment in the BZW Barclay's
                           Global Investors Equity Index Fund

     Frank Russell       Balanced Fund - Collective                       181,592
     Trust Company         Investment in Frank Russell
                           Balanced Fund

     Frank Russell       Bond Fund - Collective Investment in              95,142
     Trust Company         Frank Russell Intermediate-Term
                           Bond Fund

     Frank Russell       US Large Company - Collective                     75,820
     Trust Company         Investment in Frank Russell US
                           Large Company Equity I Fund

     Frank Russell       US Small Company - Collective                     47,282
     Trust Company         Investment in Frank Russell US
                           Small Company Equity II Fund

     Frank Russell       Conservative Growth Portfolio -                   43,382
     Trust Company         Collective Investment in Frank
                           Russell Conservative Balanced Fund

    Frank Russell Trust       Aggressive Growth Portfolio -               122,146
    Company                     Collective Investment in Frank
                                Russell Aggressive Balanced
                                Fund

                         Total Common Collective Funds                    927,847

    Mutual Funds

     Capital Research    Collective Investment in The                     132,648
     & Management          American Funds Group Europacific
                           Growth Fund

     T. Rowe Price       Collective Investment in T. Rowe                  23,961
                           Price Blue Chip Fund

     C&S Realty          Collective Investment in C&S                      16,399
                           Institutional Realty Share Value
                           Fund

     Vanguard Group      Collective Investment in
                           Vanguard/Inflation Protected
                            Securities Fund                                23,955

     Artisan Funds       Collective Investment in Small Cap                30,264
                           Value Fund

     Dreyfus             Collective Investment in                          10,059
     Management            Appreciation Fund

     Turner              Collective Investment in Turner                   19,275
     Investment            Small Cap Growth Fund
     Partners

     Capital Research    Collective Investment in Washington               32,743
     & Management          Mutual Investors Fund

     Dimensional Fund    Collective Investment in Dimensional             107,829
     Advisors              Emerging Markets Fund

     William Blair &     Collective Investment in Small Cap                14,575
     Co                    Growth Fund

     T. Rowe Price       Collective Investment in Mid-Cap                  57,604
                           Growth

     Salomon Brothers    Collective Investment in Salomon                  16,638
                           High Yield Value Bond

     Oppenheimer Funds   Collective Investment in Oppenheimer              19,002
                           Main Street Small Cap Y Fund

     Franklin Advisors   Collective Investment in Franklin                 36,996
                           Utilities A

     Allianz/PIMCO       Collective Investment in Total                    30,804
     Advisors              Return Fund Admin Shares

     T. Rowe Price       Collective Investment in T. Rowe                  23,384
                           Price Health and Science Fund

     MFS Investment      Collective Investment in                          54,845
     Management            Institutional TR International
                           Equity Funds

     Capital Research    Collective Investment in American                 58,889
     & Management          Funds - New Perspective A

     William Blair &     Collective Investment in                          13,430
     Co.                   International Equity Fund CL 1

     Allianz/PIMCO       Collective Investment in Low                      10,544
     Advisors              Duration Admin Fund

     Morgan Stanley      Collective Investment in Inst                     16,177
     Investment Mgmt.      International Small Cap Fund A

     DWS Scudder         Collective Investment in Scudder                  27,246
     Investments           -Dreman High Return Equity A Fund

    Lord Abbett               Collective Investment in Lord
                                Abbett Mid Cap Value Fund                  11,230

     Vanguard Group      Collective Investment in Mid Cap                  81,688
                           Index Fund

     Artisan Funds       Collective Investment in Mid Cap                  13,563
                           Fund A

     T. Rowe Price       Collective Investment in Mid Cap                  29,275
                           Value Fund

     T. Rowe Price       Collective Investment in Financial                 7,736
                           Services Value Fund

     Allianz/PIMCO       Collective Investment in RCM Global               53,042
     Advisors              Technology Fund A

     Capital Research    Collective Investment in American                 49,141
     & Management          Balance Fund

     Allianz/PIMCO       Collective Investment in Capital                  21,888
     Advisors              Appreciation Admin Fund

     Allianz/PIMCO       Collective Investment in Long Term                14,737
     Advisors              US Government Bonds

     T. Rowe Price       Collective Investment in Small Cap                 8,697
                           Stock Fund

     Morgan Stanley      Collective Investment in                          14,431
     Investment Mgmt.      Institutional International Equity
                           Fund

     Harbor Capital      Collective Investment in Capital                  16,478
     Advisors              Appreciation Fund

     UBS Global Asset    Collective Investment in Global                   13,020
     Management            Allocation Y

     MFS Investment      Collective Investment in Total                     3,987
     Management            Return Fund A

                         Total Mutual Funds                             1,116,180
                                                                        ---------
     Participant Loans   Loans With Maturities Varying From                64,755
                           One to Four Years (or up to 15
                           Years for Purchase of a Primary
                           Residence) and Interest Rates of
                           5.0 % to 10.5%

                         Total                                        $ 3,812,143

 *   Party-In-Interest
 **  Investments are participant-directed; therefore, disclosure of cost is not required.

                                         SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2008

                              EDISON 401(K) SAVINGS PLAN

                              By:  /s/ Diane L. Featherstone
                              ------------------------------------
                              Diane L. Featherstone
                              Chair of the Southern California Edison
                              Company Benefits Committee